SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Consolidated financial statements as of

June 30, 2015, with report of independent

registered public accounting firm

Petróleo Brasileiro S.A. – Petrobras

Index

(Expressed in millions of US Dollars, unless otherwise indicated)

Report of Independent Registered Public Accounting Firm		3
Consolidated Statement of Financial Position		4
Consolidated Statement of Income		5
Consolidated Statement of Comprehensive Income		6
Consolidated Statement of Cash Flows		7
Consolidated Statement of Changes in Shareholders’ Equity		8
Notes to the financial statements		9
1.	The Company and its operations	9
2.	Basis of preparation	9
3.	The “Lava Jato” (Car Wash) Operation and its effects on the Company	10
4.	Basis of consolidation	10
5.	Summary of significant accounting policies	10
6.	Cash and cash equivalents and Marketable securities	11
7.	Trade and other receivables	12
8.	Inventories	14
9.	Disposal of assets and legal mergers	15
10.	Investments	16
11.	Property, plant and equipment	17
12.	Intangible assets	18
13.	Impairment	19
14.	Exploration for and evaluation of oil and gas reserves	20
15.	Trade payables	20
16.	Finance debt	21
17.	Leases	23
18.	Related party transactions	24
19.	Provision for decommissioning costs	25
20.	Taxes	26
21.	Employee benefits (Post-Employment)	29
22.	Shareholders’ equity	31
23.	Sales revenues	31
24.	Other expenses, net	32
25.	Costs and Expenses by nature	33
26.	Net finance income (expense)	33
27.	Supplemental information on statement of cash flows	34
28.	Segment Information	35
29.	Provisions for legal proceedings	39
30.	Collateral for crude oil exploration concession agreements	43
31.	Risk management	43
32.	Fair value of financial assets and liabilities	47
33.	Information Related to Guaranteed Securities Issued by Subsidiaries	48

Petróleo Brasileiro S.A. – Petrobras

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of June 30, 2015, and the related condensed consolidated statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2015 and June 30, 2014 and the condensed consolidated changes in shareholders’ equity and statement of cash flows for the six-month periods ended June 30, 2015 and June 30, 2014. This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 3 to the condensed consolidated financial statements, during the third  quarter of 2014, the Company wrote off US$ 2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized, according to testimony obtained from Brazilian criminal investigations.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated statement of financial position as of December 31, 2014, and the related consolidated statements of income, comprehensive income, cash flows (not presented herein) and changes in shareholders’ equity for the year then ended, and, in our report dated April 22, 2015, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed accompanying consolidated statement of financial position as of December 31, 2014 is fairly stated in all material respects in relation to the accompanying consolidated statement of financial position from which it has been derived.

/s/

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

August 06, 2015

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

June 30, 2015 and December 31, 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2015	12.31.2014	Liabilities	Note	06.30.2015	12.31.2014
Current assets				Current liabilities
Cash and cash equivalents	6	26,161	16,655	Trade payables	15	7,923	9,760
Marketable securities	6	3,377	9,323	Finance debt	16	14,378	11,868
Trade and other receivables, net	7	6,462	7,969	Finance lease obligations	17	15	16
Inventories	8	10,885	11,466	Income taxes payable	20.1	293	247
Recoverable income taxes	20.1	894	1,063	Other taxes payable	20.1	5,259	4,064
Other recoverable taxes	20.1	2,306	2,748	Payroll, profit sharing and related charges		1,764	2,066
Advances to suppliers		231	423	Pension and medical benefits	21	680	796
Other current assets		1,286	1,180	Others		2,050	2,301
		51,602	50,827			32,362	31,118
Assets classified as held for sale		91	5	Liabilities on assets classified as held for sale		62	−
		51,693	50,832			32,424	31,118

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	16	119,489	120,218
Trade and other receivables, net	7	5,228	4,832	Finance lease obligations	17	54	56
Marketable securities	6	96	109	Deferred income taxes	20.2	1,588	3,031
Judicial deposits	29.1	2,931	2,682	Pension and medical benefits	21	14,850	16,491
Deferred income taxes	20.2	931	1,006	Provisions for legal proceedings	29.1	1,433	1,540
Other tax assets	20.1	3,330	4,008	Provision for decommissioning costs	19	6,632	8,267
Advances to suppliers		2,173	2,409	Others		767	988
Others		3,435	3,817			144,813	150,591
		18,124	18,863
				Total liabilities		177,237	181,709

				Shareholders' equity	22.1
Investments	10	5,024	5,753	Share capital (net of share issuance costs)		107,101	107,101
Property, plant and equipment	11	198,252	218,730	Change in interest in subsidiaries		148	148
Intangible assets	12	3,869	4,509	Profit reserves		68,458	66,423
		225,269	247,855	Accumulated other comprehensive (deficit)		(76,686)	(57,400)
				Attributable to the shareholders of Petrobras		99,021	116,272
				Non-controlling interests		704	706
				Total equity		99,725	116,978
Total assets		276,962	298,687	Total liabilities and shareholder's equity		276,962	298,687
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

June 30, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2015	Jan-Jun/2014	2Q-2015	2Q-2014
Sales revenues	23	51,988	71,404	26,021	36,910
Cost of sales		(35,841)	(54,858)	(17,701)	(28,470)
Gross profit		16,147	16,546	8,320	8,440

Income (expenses)
Selling expenses		(1,867)	(2,397)	(1,265)	(1,243)
General and administrative expenses		(1,846)	(2,240)	(900)	(1,157)
Exploration costs	14	(805)	(1,454)	(462)	(808)
Research and development expenses		(396)	(520)	(199)	(270)
Other taxes		(1,552)	(278)	(1,289)	(140)
Other expenses, net	24	(1,936)	(2,485)	(1,118)	(853)
		(8,402)	(9,374)	(5,233)	(4,471)

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes		7,745	7,172	3,087	3,969

Finance income		456	781	200	340
Finance expenses		(3,099)	(1,788)	(1,810)	(1,006)
Foreign exchange and inflation indexation charges		(1,289)	512	(359)	244
Net finance income (expense)	26	(3,932)	(495)	(1,969)	(422)

Share of earnings in equity-accounted investments	10.1	115	343	55	122

Profit sharing	21.2	(126)	(282)	(9)	(140)

Net income before income taxes		3,802	6,738	1,164	3,529

Income taxes	20.4	(1,926)	(1,963)	(870)	(1,200)

Net income		1,876	4,775	294	2,329

Net income (loss) attributable to:
Shareholders of Petrobras		2,033	4,505	171	2,225
Non-controlling interests		(157)	270	123	104

		1,876	4,775	294	2,329

Basic and diluted earnings (loss) per weighted-average of common and preferred share - in U.S. dollars	22.2	0.16	0.35	0.02	0.18

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

June 30, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2015	Jan-Jun/2014	2Q-2015	2Q-2014

Net income	1,876	4,775	294	2,329

Items that will not be reclassified to the statement of income:
Cumulative translation adjustments	(14,095)	8,367	2,615	3,887
	(14,095)	8,367	2,615	3,887
Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on available-for-sale securities
Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	(8,143)	2,940	1,741	1,295
Reclassified to the statement of income	779	334	491	135
Deferred income tax	2,505	(1,112)	(758)	(485)
	(4,859)	2,162	1,474	945
Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	1	3	2	−
Reclassified to the statement of income	−	−	−	(1)
	1	3	2	(1)

	(4,858)	2,165	1,476	944

Share of other comprehensive income (losses) in equity-accounted investments	(300)	97	58	38

Total other comprehensive income (loss):	(19,253)	10,629	4,149	4,869

Total comprehensive income (loss)	(17,377)	15,404	4,443	7,198
Comprehensive income (loss) attributable to:
Shareholders of Petrobras	(17,251)	15,278	4,334	7,116
Non-controlling interests	(126)	126	109	82
Total comprehensive income (loss)	(17,377)	15,404	4,443	7,198

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

June 30, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2015	Jan-Jun/2014

Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	2,033	4,505
Adjustments for:
Non-controlling interests	(157)	270
Share of earnings in equity-accounted investments	(115)	(343)
Depreciation, depletion and amortization	5,913	6,471
Impairment of property, plant and equipment, intangible and other assets	440	205
Exploration expenditures written off	555	1,117
Allowance for impairment of trade receivables	(12)	93
(Gains) losses on disposal of assets, write-offs of assets, E&P areas returned and cancelled projects, net	(71)	(125)
Foreign exchange, indexation and finance charges	4,013	1,262
Deferred income taxes, net	1,289	1,014
Pension and medical benefits (actuarial expense)	1,136	983
Decrease (Increase) in assets
Trade and other receivables, net	(110)	(1,365)
Inventories	(889)	(2,072)
Other assets	(1,211)	(1,047)
Increase (Decrease) in liabilities
Trade payables	(854)	84
Taxes payable	1,958	(867)
Pension and medical benefits	(375)	(396)
Other liabilities	(354)	605
Net cash provided by operating activities	13,189	10,394
Cash flows from Investing activities
Capital expenditures	(11,831)	(17,336)
Investments in investees	(79)	(128)
Proceeds from disposal of assets	211	451
Divestment (investment) in marketable securities	5,807	604
Dividends received	152	279
Net cash (used in) investing activities	(5,740)	(16,130)
Cash flows from Financing activities
Acquisition of Non-controlling interest	173	3
Financing and loans, net:
Proceeds from long-term financing	12,285	27,341
Repayment of principal	(6,530)	(4,807)
Repayment of interest	(3,208)	(2,892)
Dividends paid	−	(3,916)
Net cash provided by (used in) financing activities	2,720	15,729

Effect of exchange rate changes on cash and cash equivalents	(663)	536

Net increase (decrease) in cash and cash equivalents	9,506	10,529

Cash and cash equivalents at the beginning of the year	16,655	15,868

Cash and cash equivalents at the end of the period	26,161	26,397

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

June 30, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Change in interest in subsidiaries	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
	107,371	(279)	674	(26,440)	(3,911)	(2,505)	(178)	7,919	2,182	729	62,965	−	148,527	596	149,123
Balance at January 1, 2014		107,092	674				(33,034)					73,795	148,527	596	149,123
Capital increase with reserves	9									(9)			−	−	−
Realization of deemed cost							(2)					2	−		−
Change in interest in subsidiaries			(36)										(36)	3	(33)
Net income												4,505	4,505	270	4,775
Other comprehensive income				8,511	2,162	−	100						10,773	(144)	10,629
Appropriations:													−		−
Transfer from reserves												−	−		−
Dividends												−	−	(25)	(25)
	107,380	(279)	638	(17,929)	(1,749)	(2,505)	(80)	7,919	2,182	720	62,965	4,507	163,769	700	164,469
Balance at June 30, 2014		107,101	638				(22,263)					78,293	163,769	700	164,469
	107,380	(279)	148	(41,968)	(7,699)	(7,295)	(438)	7,919	2,182	720	55,602	−	116,272	706	116,978
Balance at January 1, 2015		107,101	148				(57,400)					66,423	116,272	706	116,978
Capital increase with reserves	−									−			−		−
Realization of deemed cost							(2)					2	−		−
Change in interest in subsidiaries			−										−	173	173
Net income (loss)												2,033	2,033	(157)	1,876
Other comprehensive income (loss)				(14,126)	(4,859)	−	(299)					−	(19,284)	31	(19,253)
Appropriations:													−		−
Transfer from reserves											−	−	−		−
Dividends													−	(49)	(49)
	107,380	(279)	148	(56,094)	(12,558)	(7,295)	(739)	7,919	2,182	720	55,602	2,035	99,021	704	99,725
Balance at June 30, 2015		107,101	148				(76,686)					68,458	99,021	704	99,725

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

This interim financial information presents the significant changes in the period, without repeating all information previously reported in notes to the Company’s financial statements. As a result, this interim financial information should be read together with the Company’s annual financial statements for the year ended December 31, 2014, which include the full set of notes.

The Company has reclassified certain amounts from prior periods to provide a more appropriate presentation and to be consistent with the industry practice, as set out in notes 7 and 24. Net income was not affected in any of the periods presented.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 – “The effects of changes in foreign exchange rates”. All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. Equity items are translated using the exchange rates prevailing at the dates of the transactions. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Jun 2015	Mar 2015	Mar 2014	Jun 2014	Sep 2014	Dec 2014
Quarterly average exchange rate	3.07	2.86	2.36	2.23	2.28	2.55
Period-end exchange rate	3.10	3.21	2.26	2.20	2.45	2.66

The Company’s Board of Directors in a meeting held on August 6, 2015 authorized the consolidated interim financial information for issue.

2.1.            Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: write-off of overpayments improperly capitalized, oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, impairment of assets, hedge accounting, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income taxes (income tax – IRPJ and social contribution on net income – CSLL). Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

3.            The “Lava Jato” (Car Wash) Operation and its effects on the Company

In the third quarter of 2014, the Company wrote off US$2,527 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2014 consolidated financial statements.

In preparing its financial statements for the period ended June 30, 2015, the Company carefully considered all available information and does not believe that new developments in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by newly set up internal commissions (or a review of the results of previous internal investigations) could materially impact or change the methodology adopted to recognize the write-off described above. Notwithstanding this belief, the Company will continuously monitor the investigations for additional information and, as of June 30, 2015, has not identified any necessary adjustment based on existing information.

On May 13, 2015, the Company received US$ 51 representing the first portion of amounts recovered from Pedro José Barusco Filho, a former executive manager of the Services area, who had previously entered into a plea agreement with Brazilian authorities. This amount was recognized as other income (amounts recovered – “overpayments incorrectly capitalized”) in the quarter ended June 30, 2015. To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

See note 29 for information about the Company’s material legal proceedings, including those related to the “Lava Jato” investigation.

4.            Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the six-month period ended June 30, 2015.

The main disposal of assets and legal mergers are set out in note 9.

5.            Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

6.            Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	06.30.2015	12.31.2014
Cash at bank and in hand	1,084	709
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	1,744	1,999
Other investment funds	47	41
	1,791	2,040
- Abroad
Time deposits	15,597	8,700
Automatic investing accounts	3,694	3,097
Other financial investments	3,995	2,109
	23,286	13,906
Total short-term financial investments	25,077	15,946
Total cash and cash equivalents	26,161	16,655

Short-term financial investments in Brazil comprise investments in exclusive (single-member) funds, mainly holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts and other short-term fixed income instruments with maturities of three months or less.

Marketable securities

	06.30.2015			12.31.2014
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	1,808	−	1,808	2,690	−	2,690
Available-for-sale securities	2	3	5	2	19	21
Held-to-maturity securities	89	1,571	1,660	102	6,619	6,721
	1,899	1,574	3,473	2,794	6,638	9,432
Current	1,808	1,569	3,377	2,690	6,633	9,323
Non-current	91	5	96	104	5	109

Trading securities refer mainly to investments in Brazilian Federal Government Bonds and held-to-maturity securities are mainly comprised of time deposits with highly-rated financial institutions abroad.

These financial investments have maturities of more than three months and are classified as current assets due to their maturity or the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	06.30.2015	12.31.2014
Trade receivables
Third parties	9,548	10,022
Related parties (Note 18)
Investees	581	863
Receivables from the electricity sector	2,978	2,966
Petroleum and alcohol accounts -Federal Government	273	317
Other receivables	1,598	2,005
	14,978	16,173
Provision for impairment of trade receivables	(3,288)	(3,372)
	11,690	12,801
Current	6,462	7,969
Non-current	5,228	4,832

Beginning in 2015 the Company classifies performance bonuses paid to customers as other long-term receivables (previously classified as non-current trade and other receivables, net) in order to provide a better presentation of its accounts receivable. On December 31, 2014, US$ 605 were reclassified.

7.2.       Changes in the allowance for impairment of trade receivables

	06.30.2015	12.31.2014
Opening balance	3,372	1,406
Additions	808	2,484
Write-offs (*)	(505)	(131)
Cumulative translation adjustment	(387)	(387)
Closing balance	3,288	3,372

Current	1,757	1,448
Non-current	1,531	1,924

(*) Includes US$ 552 related to companies from the isolated electricity sector in 2015, as set out in note 7.4.

7.3.       Trade receivables overdue - Third parties

	06.30.2015	12.31.2014
Up to 3 months	869	823
From 3 to 6 months	456	178
From 6 to 12 months	506	181
More than 12 months	1,738	1,832
	3,569	3,014

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.4.       Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

	06.30.2015			12.31.2014
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group (Note 18)	2,331	647	2,978	2,536	430	2,966
Companhia de Gás do Amazonas (CIGÁS)	1,042	486	1,528	1,266	167	1,433
Others	33	364	397	24	394	418
	3,406	1,497	4,903	3,826	991	4,817
(-) Allowance for impairment of trade receivables	(555)	(547)	(1,102)	(1,090)	(621)	(1,711)
Total	2,851	950	3,801	2,736	370	3,106
Related parties	2,138	551	2,689	2,473	165	2,638
Third parties	713	399	1,112	263	205	468

As of June 30, 2015, US$ 4,070 of the Company’s trade receivables from the isolated electricity system in the northern region of Brazil, related to the sale of fuel oil, natural gas and other products to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) operating in that region, were classified as non-current assets. The balance of those receivables was US$ 4,903 as of June 30, 2015 (US$ 4,817 as of December 31, 2014).

A portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil is borne by funds from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which is managed by Eletrobras.

Recently, funds transferred from the CCC to the electricity companies in the northern region of Brazil have not been sufficient for them to meet their financial obligations, and, as a result, some of these companies have experienced financial difficulties and have not been able to pay for the products supplied by Petrobras. The Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras on December 31, 2014 with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged owing US$ 2,772 to the Company. This amount is being updated monthly based on the Selic interest rate (Brazilian short-term interest rate). Under the agreement, the first of 120 monthly installments was paid in February 2015 and, as of May 7, 2015, US$ 2,379 (US$ 1,961 as of December 31, 2014) had been guaranteed by collateral. The monthly installments have been timely paid to date.

As of December 31, 2014, the Company had recognized charges for allowances for impairment of trade receivables of US$ 1,948 (charged to selling expenses) to cover uncollateralized receivables as of October 31, 2014, including the balances from previous debt acknowledgement agreements and from companies that were not part of the most recent debt acknowledgment agreement with Eletrobras. On March 31, 2015 the Company recognized a reversal of allowance for impairment of trade receivables of US$ 452 (reduction in selling expenses), to reflect the additional portion of the trade receivables that was collateralized - additional receivables the CCC has from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético – CDE)that were pledged as security on May 7, 2015.

In 2015, the Brazilian government implemented a new pricing policy for the electricity sector and has already implemented price increases in the first quarter of 2015. We expected that this new policy would strengthen the financial situation of the companies in the electricity sector and, consequently reduce their insolvency on payables from fuel oil and other products supplied, which has not occurred yet. Due to the time lag between starting to charge higher electricity prices from end customers and the improvement of the financial situation of the companies in the electricity sector, the payments from end customer that will be transferred to the CCC and used to refund the electricity generation companies is taking longer than expected and the companies have not been fully refunded.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

As a result, the Company is in negotiations to address the overdue receivables, including the potential collateralization of the receivables. The Company has not entered into additional debt acknowledgement agreements yet, but it has established the necessary framework to collateralize the receivables, as set out in Interministerial Ordinance 372/2015, issued on August 5, 2015, authorizing a renegotiation of CDE’s debt with respect to overdue receivables between December 1, 2014 and June 30, 2015, with companies that are creditors of the CCC. This authorization enables the Company to enter into contracts to pledge additional credits of the CDE as collateral. CDE’ budget for 2015, as set out in table 4 of Techinical Note 33/2015 issued by the Superintendent of Electricity Prices and the Superintendent of Electricity Distribution Services of the Brazilian Electricity Agency (SGT-SRG/ANEEL) on February 26, 2015, reserves sufficient funds for the renegotiations authorized in the Interministerial Ordinance. In addition, the regulators have been discussing alternatives that could reduce the mismatch between the cash flows (from the CDE/CCC to Petrobras and Petrobras Distribuidora - BR).

Therefore, based on Management’s best judgment, the Company has recognized in the quarter ended June 30, 2015 an alllowance for impairment of trade receivables of US$ 125, with respect to products supplied after November 1, 2014, which were overdue as of June 30, 2015 and uncollateralized.

In addition, the Company recognized a reversal of allowance for impairment of trade receivables of US$ 100, with respect to receivables from Cigás. This was the result of a preliminary injunction from a Brazilian court that granted the Company access to restricted funds in a blocked bank account that was attached to a commercial contract with Cigás, and is the subject of a legal dispute.

8.            Inventories

	06.30.2015	12.31.2014
Crude oil	4,025	3,977
Oil products	4,066	4,333
Intermediate products	696	854
Natural gas and LNG (*)	347	358
Biofuels	161	150
Fertilizers	60	34
	9,355	9,706
Materials, supplies and others	1,550	1,806
	10,905	11,512
Current	10,885	11,466
Non-current	20	46

(*) Liquid natural gas

Inventories are presented net of a US$ 9 allowance reducing inventories to net realizable value (US$ 150 as of December 31, 2014), mainly due to the decrease in international prices of crude oil and oil products. In the six-month period ended June 30, 2015 the Company recognized a US$ 19 allowance reducing inventories to net realizable value recognized as cost of sales (US$ 211 in the six-month period ended June 30, 2014).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 2,098 (US$ 2,316 as of December 31, 2014), as set out in note 21.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

9.            Disposal of assets and legal mergers

9.1.       Disposal of assets

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral Basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for a lump-sum payment of US$ 101 made on the same date. The Company recognized a US$ 77 gain in other income.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder for US$ 369, subject to certain condition precedent, such as approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 30, 2014 the transaction was concluded as set out in the sales and purchase agreement and a US$ 57 gain was recognized in other income.

On March 31, 2015, a final price adjustment was agreed between the parties and was paid. The Company recognized the additional payment received of US$ 78 in other income.

9.2.       Legal mergers

On January 30, 2015, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of Arembepe Energia S.A. and Energética Camaçari Muricy S.A. into Petrobras.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect share capital or the Company’s consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10.        Investments

10.1.   Investments in associates and joint ventures

	Carrying amount of the investments		Share of earnings in the investments
Investments accounted for using the equity method	06.30.2015	12.31.2014	Jan-Jun/2015	Jan-Jun/2014

Braskem S.A.	1,336	1,711	160	89
Petrobras Oil & Gas B.V. - PO&G	1,688	1,714	24	125
Guarani S.A.	395	518	(24)	(11)
State-controlled Natural Gas Distributors	303	340	35	59
Nova Fronteira Bioenergia S.A.	143	163	4	6
Petrowayu S.A.	136	136	−	(1)
Petroritupano S.A.	111	112	(1)	(2)
Other petrochemical investees	54	66	7	15
UEG Araucária Ltda	62	73	18	21
Petrokariña S.A.	45	45	−	−
Other associates (*) (**)	730	858	(108)	42
	5,003	5,736	115	343
Other investees	21	17	−	−
	5,024	5,753	115	343

(*) Includes impairment losses of US$ 95, as set out in note 13.2.

(**) Includes a 5% investment in Sete Brasil and a 4.59% investment in FIP Sondas (which owns 95% of Sete Brasil), totaling US$ 284 as of June 30, 2015 (US$ 281 as of December 31, 2014). These investments have been identified as a separate Cash-Generating Units. Sete Brasil holds interest in 29 SPEs and each SPE will have title to a drilling rig, which are now under construction at Brazilian shipyards. As a result of studies currently being carried out to evaluate the entire project, no impairment losses could be measured as of June 30, 2015 with respect to these investments.

10.2.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
Company	06.30.2015	12.31.2014	Type	06.30.2015	12.31.2014	06.30.2015	12.31.2014

Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	0.93	0.65	1,264	879
						1,264	879

Associate
Braskem S.A.	212,427	212,427	Common	3.17	4.07	674	864
Braskem S.A.	75,793	75,793	Preferred A	4.39	6.59	333	499
						1,007	1,363

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value of the investment as of June 30, 2015, was US$ 1,007, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In addition, given the operational relationship between Petrobras and Braskem, on December 31, 2014, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s consolidated financial statements for the year ended December 31, 2014.

11.        Property, plant and equipment

	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at January 1, 2014	7,868	90,405	79,758	49,870	227,901
Additions	30	2,031	30,362	580	33,003
Additions to / review of estimates of decommissioning costs	−	−	−	1,999	1,999
Capitalized borrowing costs	−	−	3,592	−	3,592
Write-offs	(9)	(57)	(4,024)	(196)	(4,286)
Write-off - overpayments incorrectly capitalized	(35)	(1,160)	(1,078)	(91)	(2,364)
Transfers (***)	2,685	25,371	(36,178)	23,078	14,956
Depreciation, amortization and depletion	(534)	(7,381)	−	(4,888)	(12,803)
Impairment recognition (****)	(899)	(1,398)	(11,670)	(2,839)	(16,806)
Impairment reversal (****)	−	17	−	3	20
Cumulative translation adjustment	(1,071)	(9,832)	(7,819)	(7,760)	(26,482)
Balance at December 31, 2014	8,035	97,996	52,943	59,756	218,730
Cost	10,979	142,030	52,943	88,023	293,975
Accumulated depreciation, amortization and depletion	(2,944)	(44,034)	−	(28,267)	(75,245)
Balance at December 31, 2014	8,035	97,996	52,943	59,756	218,730
Additions	191	538	10,184	208	11,121
Additions to / review of estimates of decommissioning costs	−	−	−	(18)	(18)
Capitalized borrowing costs	−	−	920	−	920
Write-offs	(3)	(23)	(599)	(106)	(731)
Transfers	424	4,861	(9,544)	5,066	807
Depreciation, amortization and depletion	(280)	(3,199)	−	(2,357)	(5,836)
Impairment recognition	−	(2)	(309)	(71)	(382)
Cumulative translation adjustment	(1,125)	(10,626)	(6,264)	(8,344)	(26,359)
Balance at June 30, 2015	7,242	89,545	47,331	54,134	198,252
Cost	10,108	131,749	47,331	80,592	269,780
Accumulated depreciation, amortization and depletion	(2,866)	(42,204)	−	(26,458)	(71,528)
Balance at June 30, 2015	7,242	89,545	47,331	54,134	198,252

Weighted average of useful life in years	40 (25 to 50 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 28 for assets under construction by business area
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes US$ 10,446 reclassified from Intangible Assets to Property, Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement (See note 12.3 to the Company's consolidated financial statements for the year ended December 31, 2014).

(****) For more detailed information, see Note 14 to the Company's consolidated financial statements for the year ended December 31, 2014.

As of June 30, 2015, property, plant and equipment include assets under finance leases of US$ 159 (US$ 72 as of December 31, 2014).

The Company’s property, plant and equipment include US$ 24,111 related to the acquisition costs of areas in the Assignment Agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2014	14,381	142	496	400	15,419
Addition	92	41	118	−	251
Capitalized borrowing costs	−	−	8	−	8
Write-offs	(93)	(5)	(10)	−	(108)
Transfers (**)	(10,346)	7	9	(1)	(10,331)
Amortization	(35)	(54)	(131)	−	(220)
Impairment recognition	(8)	−	−	−	(8)
Impairment reversal	6	−	−	−	6
Cumulative translation adjustment	(405)	(12)	(58)	(33)	(508)
Balance at December 31, 2014	3,592	119	432	366	4,509
Cost	4,003	578	1,281	366	6,228
Accumulated amortization	(411)	(459)	(849)	−	(1,719)
Balance at December 31, 2014	3,592	119	432	366	4,509
Addition	7	8	39	−	54
Capitalized borrowing costs	−	−	3	−	3
Write-offs	(19)	−	(1)	−	(20)
Transfers (**)	−	−	7	−	7
Amortization	(12)	(17)	(48)	−	(77)
Impairment recognition	(30)	−	−	−	(30)
Cumulative translation adjustment	(464)	(17)	(60)	(36)	(577)
Balance at June 30, 2015	3,074	93	372	330	3,869
Cost	3,356	522	1,143	330	5,351
Accumulated amortization	(282)	(429)	(771)	−	(1,482)
Balance at June 30, 2015	3,074	93	372	330	3,869
Estimated useful life - years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

(**) Includes US$ 10,446 reclassified from Intangible Assets to Property Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement. See Note 12.3 to the Company's consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

13.        Impairment

The Company’s assets are tested for impairment annually or when there is an indication that their carrying amount may not be recoverable.

Based on the new 2015 to 2019 Business and Management Plan - BMP (Plano de Negócios e Gestão - PNG), indicating a decrease in its investment portfolio when compared to the previous BMP.

The postponement of certain projects or removal from the BMP are indicators of possible impairment and, therefore, the respective assets were tested for impairment at June 30, 2015.

13.1.   Property, plant and equipment and intangible assets

For impairment testing purposes, the Company prioritized the use of the value in use of the assets for which there was an indication that their carrying amount may not be recoverable (individually or grouped into cash-generating units - CGUs). In measuring the value in use of an asset (or a CGU) the Company bases its cash flow projections on: (i) the estimated useful life of the asset or assets grouped into the CGU; (ii) assumptions and financial budgets/forecasts approved by Management for the period corresponding to the expected life cycle of each different business; and (iii) a pre-tax discount rate, which is derived from the Company’s post-tax weighted average cost of capital (WACC). The Company’s identified CGUs are set out in note 5.2 to its financial statements for the year ended December 31, 2014.

Projects postponed by the Company’s Management did not result in impairment losses for the respective assets or cash-generating units.

However, considering changes in future circumstances and projections, projects removed from the 2015-2019 BMP were also removed from their cash-generating units (set out in the Company’s financial statements for the year ended December 31, 2014 and when those assets had not suffered impairment losses) and were tested for impairment individually.

Impairment losses of US$ 419 were recognized in other expenses in the quarter ended June 30, 2015 as a result of the stand-alone basis impairment tests carried out for those assets, as set out below:

Assets or CGU, by nature	Impairment losses	Business segment
Nitrogen Fertilizer Plant - UFN-V	190	Gas & Power
RTM Assets	118	RTM
Producing properties: E&P activities in Brazil (several CGUs) and assets held for sale (*)	81	E&P - Brazil
Signature bonuses (Intangible Assets) - Petrobras America (PAI)	30	E&P - Int'l
	419
(*) Includes impairment losses of US$ 8 in property, plant and equipment and US$ 7 in accounts receivable related to the disposal of Bijupirá and Salema fields.

In the future, the Company will be determining possible uses for these assets, including: (i) using parts and equipment from those projects in other projects; (ii) divesting; (iii) looking for partners for those projects; or (iv) writing off those assets.

13.2.   Investments in associates and joint ventures

The Company’s impairment tests of investments in associates and joint ventures resulted in impairment losses of US$ 54 in its biofuels segment, due to projects that were removed from the Company’s 2015-2019 BMP. In addition, a US$ 41 impairment loss was recognized in Copacabana Drilling B.V., Grumari Drilling B.V., Ipanema Drilling B.V., Leblon Drilling B.V., Leme Drilling B.V. and Marambaia Drilling B.V., which are associates of Petrobras Netherland B.V. (PNBV, a wholly-owned subsidiary of Petrobras) and are indirectly controlled by Sete Brasil.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Those losses (US$ 95) were recognized in share of earnings in equity-accounted investments.

14.        Exploration for and evaluation of oil and gas reserves

Exploration and evaluation activities include the search for oil and gas beginning with the acquisition of legal rights to explore a specific area through to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table.

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2015	12.31.2014
Property plant and equipment
Opening Balance	7,000	8,802
Additions to capitalized costs pending determination of proved reserves	1,560	4,272
Capitalized exploratory costs charged to expense	(523)	(1,366)
Transfers upon recognition of proved reserves	(157)	(3,835)
Cumulative translation adjustment	(999)	(873)
Closing Balance	6,881	7,000
Intangible Assets	2,604	3,044
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	9,485	10,044

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Exploration costs recognized in the statement of income	Jan-Jun/2015	Jan-Jun/2014
Geological and geophysical expenses	230	309
Exploration expenditures written off (incl.dry wells and signature bonuses)	555	1,117
Other exploration expenses	20	28
Total expenses	805	1,454

Cash used in :	Jan-Jun/2015	Jan-Jun/2014
Operating activities	250	337
Investment activities	1,665	2,559
Total cash used	1,915	2,896

15.        Trade payables

	06.30.2015	12.31.2014
Third parties in Brazil	3,977	4,949
Third parties abroad	3,492	4,240
Related parties	454	571
Balance on current liabilities	7,923	9,760

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.        Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. Delivering financial statements is an obligation included in most financing agreements and non-compliance with that obligation could trigger an event of default and a right to accelerate the debt.

A roll-forward of non-current debt is set out below:

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1 , 2014	−	29,000	1,211	49	30,260
Additions (new funding obtained)	−	4,319	359	−	4,678
Interest incurred during the year	−	202	2	−	204
Foreign exchange/inflation indexation charges	−	1,033	79	1	1,113
Transfer from long term to short term	−	(1,440)	(156)	(18)	(1,614)
Cumulative translation adjustment (CTA)	−	(3,826)	(194)	(4)	(4,024)
Balance at December 31, 2014	−	29,288	1,301	28	30,617
Abroad
Opening balance at January 1 , 2014	5,805	26,908	42,572	690	75,975
Additions (new funding obtained)	281	6,710	13,766	−	20,757
Interest incurred during the year	4	22	46	8	80
Foreign exchange/inflation indexation charges	103	412	(1,433)	20	(898)
Transfer from long term to short term	(742)	(3,411)	(1,260)	(42)	(5,455)
Cumulative translation adjustment (CTA)	(207)	(743)	119	(27)	(858)
Balance at December 31, 2014	5,244	29,898	53,810	649	89,601
Total Balance at December 31, 2014	5,244	59,186	55,111	677	120,218
Non-current
In Brazil
Opening balance at January 1 , 2015	−	29,288	1,301	28	30,617
Additions (new funding obtained)	−	3,115	−	−	3,115
Interest incurred during the year	−	164	−	−	164
Foreign exchange/inflation indexation charges	−	1,288	50	−	1,338
Transfer from long term to short term	−	(737)	(81)	(2)	(820)
Cumulative translation adjustment (CTA)	−	(4,304)	(184)	(4)	(4,492)
Balance as of June 30, 2015	−	28,814	1,086	22	29,922
Abroad
Opening balance at January 1 , 2015	5,244	29,898	53,810	649	89,601
Additions (new funding obtained)	163	4,961	2,045	−	7,169
Interest incurred during the year	3	17	24	4	48
Foreign exchange/inflation indexation charges	178	597	(742)	23	56
Transfer from long term to short term	(406)	(1,011)	(4,542)	(22)	(5,981)
Cumulative translation adjustment (CTA)	(179)	(875)	(248)	(24)	(1,326)
Balance as of June 30, 2015	5,003	33,587	50,347	630	89,567
Total Balance as of June 30, 2015	5,003	62,401	51,433	652	119,489

	06.30.2015	12.31.2014
Short-term debt	2,239	3,484
Current portion of long-term debt	10,700	6,845
Accrued interest	1,439	1,539
	14,378	11,868

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.1.   Summarized information on current and non-current finance debt

Maturity in	2015	2016	2017	2018	2019	2020 onwards	Total (*)	Fair value
Financing in Brazilian Reais (BRL):	929	2,390	2,137	2,581	4,329	10,500	22,866	20,122
Floating rate debt	509	2,059	1,557	2,009	3,769	8,375	18,278
Fixed rate debt	420	331	580	572	560	2,125	4,588
Average interest rate	12.0%	12.8%	12.5%	11.6%	10.7%	9.0%	10.5%
Financing in U.S.Dollars (USD):	5,639	9,010	8,775	11,116	17,899	37,325	89,764	83,654
Floating rate debt	4,923	4,356	5,112	8,687	13,031	13,527	49,636
Fixed rate debt	716	4,654	3,663	2,429	4,868	23,798	40,128
Average interest rate	3.0%	4.2%	4.5%	4.3%	4.5%	6.0%	5.0%
Financing in BRL indexed to USD:	220	396	705	704	701	6,122	8,848	9,050
Floating rate debt	12	24	23	22	19	54	154
Fixed rate debt	208	372	682	682	682	6,068	8,694
Average interest rate	7.3%	7.2%	7.0%	7.1%	7.0%	7.0%	7.0%
Financing in Pound Sterling (£):	94	−	−	−	−	2,700	2,794	2,459
Fixed rate debt	94	−	−	−	−	2,700	2,794
Average interest rate	7.2%	−	−	−	−	6.0%	6.0%
Financing in Japanese Yen (¥):	263	385	93	84	−	−	825	799
Floating rate debt	42	84	84	84	−	−	294
Fixed rate debt	221	301	9	−	−	−	531
Average interest rate	1.0%	1.8%	0.8%	0.7%	−	−	1.3%
Financing in Euro (€):	145	13	13	3,066	1,456	4,070	8,763	8,380
Floating rate debt	7	12	12	12	12	174	229
Fixed rate debt	138	1	1	3,054	1,444	3,896	8,534
Average interest rate	0.8%	1.9%	1.9%	3.8%	3.9%	4.3%	4.0%
Financing in other currencies:	6	1	−	−	−	−	7	7
Fixed rate debt	6	1	−	−	−	−	7
Average interest rate	14.1%	15.3%	−	−	−	−	14.3%
Total as of June 30, 2015	7,296	12,195	11,723	17,551	24,385	60,717	133,867	124,471
	4.2%	5.9%	6.1%	5.4%	5.6%	6.5%	6.0%

Total as of December 31, 2014	11,868	12,572	11,948	17,789	24,189	53,720	132,086	122,713

* The average maturity of outstanding debt as of June 30, 2015 is 7.42 years (6.1 years as of December 31, 2014).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable - US$ 51,425 as of June 30, 2015. When a quoted price for an identical liability is not available, the fair value is determined based on the yield curve of the Company's most liquid bonds (level 2) - US$ 73,046 as of June 30, 2015.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

16.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first half of 2015, the capitalization rate was 4.93% p.a. (4.38% p.a. in the first half of 2014). This rate was applied to the balance of assets under construction as the basis for capitalizing borrowing costs, when eligible.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.3.   Lines of credit – Outstanding balance

Company	Available (Lines of Credit)	Used	Balance
Abroad
PGT	500	−	500
Petrobras	1,500	−	1,500
In Brazil
Transpetro	3,242	1,088	2,154
Petrobras	1,975	1,659	316
PNBV	3,184	402	2,782
Liquigás	45	44	1

16.4.   Collateral

The financial institutions that have provided financing to the Company have not required Petrobras to provide collateral related to loans, except for certain specific funding instruments to promote economic development, which are collateralized by tangible assets.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Certain wholly-owned subsidiaries issue securities that are fully and unconditionally guaranteed by Petrobras (note 33).

The Company’s capital market financing relates primarily to unsecured global notes.

17.        Leases

17.1.   Future minimum lease payments / receipts – finance leases

	Receipts			Payments
Estimated lease payments / receivable	Future Value	Annual Interest	Present Value	Future Value	Annual Interest	Present Value
2015	101	(64)	37	15	(1)	14
2016 – 2019	767	(464)	303	64	(32)	32
2020 and thereafter	1,737	(535)	1,202	208	(185)	23
As of June 30, 2015	2,605	(1,063)	1,542	287	(218)	69
Current			67			15
Non-current			1,475			54
As of June 30, 2015			1,542			69
Current			59			16
Non-current			1,455			56
As of December 31, 2014			1,514			72

17.2.   Future minimum lease payments – non-cancelable operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

2015	9,200
2016 - 2019	41,998
2020 and thereafter	60,486
At June 30, 2015	111,684
As of December 31, 2014	118,404

As of June 30, 2015, the balance of estimated future minimum lease payments under operating leases includes US$ 66,254 (US$ 69,565 as of December 31, 2014) with respect to assets under construction, for which the lease term has not commenced.

In the first half of 2015, the Company recognized expenditures of US$ 5,233 (US$ 5,237 in the first half of 2014) for operating lease installments.

18.        Related party transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

18.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Jan-Jun/2015		06.30.2015	Jan-Jun/2014		12.31.2014
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	1,763	374	95	2,240	506	195
Petrochemical companies	2,118	64	31	3,855	205	82
Other associates and joint ventures	308	143	194	570	152	263
	4,189	581	320	6,665	863	540
Government entities
Government bonds	213	2,853	−	355	4,339	−
Banks controlled by the Federal Government	(1,871)	4,028	29,065	(1,206)	3,814	28,304
Receivables from the Electricity sector (Note 7.4)	399	2,978	−	402	2,966	−
Petroleum and alcohol account - receivables from Federal government (Note 18.2)	2	273	−	−	317	−
Federal Government - dividends and interest on capital	−	−	−	(26)	−	−
Others	23	199	219	3	241	224
	(1,234)	10,331	29,284	(472)	11,677	28,528
Pension plans	−	−	54	−	−	135
	2,955	10,912	29,658	6,193	12,540	29,203
Revenues (mainly sales revenues)	4,512			7,073
Foreign exchange and inflation indexation charges, net	(735)			(164)
Finance income (expenses), net	(822)			(716)

Current assets		4,845			6,715
Non-current assets		6,067			5,825
Current liabilities			3,662			1,855
Non-current liabilities			25,996			27,348
	2,955	10,912	29,658	6,193	12,540	29,203

18.2.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of June 30, 2015, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 273 (US$ 317 as of December 31, 2014). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables. Court-ordered expert proceedings are ongoing.

18.3.   Compensation of employees and officers

Petrobras’ key management compensation is set out below:

	Jan-Jun/ 2015			Jan-Jun/ 2014
	Officers	Board	Total	Officers	Board	Total
Wages and short-term benefits	2.3	0.2	2.5	2.1	0.3	2.4
Social security and other employee-related taxes (*)	0.6	−	0.6	0.6	−	0.6
Post-employment benefits (pension plan)	0.2	−	0.2	0.1	−	0.1
Total compensation recognized in the statement of income	3.1	0.2	3.3	2.8	0.3	3.1
Total compensation paid	3.1	0.2	3.3	3.9	0.3	4.2

Number of members	8	10	18	7	10	17

(*) The compensation of executive officers and directors is based on legal requirements and guidelines established by the Brazilian Department of Oversight and Governance of State-controlled Companies (Departamento de Coordenação e Governança das Empresas Estatais - DEST). DEST determined that social security and other employee-related taxes were included in the key management compensation proposed at the Annual General Meeting of 2014. Those taxes had been included in 2014, but were not disclosed in the notes to the financial statements.

In the first half of 2015 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 10.5 (US$ 14.3 in the first half of 2014).

The Extraordinary General Meeting held on July 1, 2015 amended article 18 of the Company's Bylaws to allow board members to have alternates, limited to the following two years period; and article 41 to permit that board members alternates may participate in all board meetings and receive a fixed monthly compensation, subject to the total board members compensation limits established in the General Meeting.

The Extraordinary General Meeting also voted to increase the total board members compensation established at the Annual General Meeting held on April 29, 2015, by US$ 245 thousand, in order to cover the compensation of the alternate board members from July 2015 to March 2016.

19.        Provision for decommissioning costs

Non-current liabilities	06.30.2015	12.31.2014
Opening balance	8,267	7,133
Adjustment to provision	(43)	2,430
Payments made	(627)	(679)
Interest accrued	132	201
Others	81	75
Cumulative translation adjustment	(1,178)	(893)
Closing balance	6,632	8,267

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.        Taxes

20.1.   Income taxes and other taxes

Income taxes	Current assets		Current liabilities
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Taxes in Brazil	885	1,018	233	139
Taxes abroad	9	45	60	108
	894	1,063	293	247

Other taxes	Current assets		Non-current assets		Current liabilities
	06.30.2015	12.31.2014	06.30.2015	12.31.2014	06.30.2015	12.31.2014

Current / Deferred ICMS (VAT)	1,299	1,772	643	787	1,241	1,275
Current / Deferred PIS and COFINS (taxes on revenues)	875	829	2,503	2,983	365	295
CIDE	22	13	−	−	146	8
Production taxes	−	−	−	−	1,283	1,517
Withholding income taxes	−	−	−	−	433	486
Tax on financial operations (IOF)	−	−	−	−	1,409	−
Others	66	73	175	230	238	281
	2,262	2,687	3,321	4,000	5,115	3,862
Taxes abroad	44	61	9	8	144	202
	2,306	2,748	3,330	4,008	5,259	4,064

On July 16, 2015 Petrobras paid US$ 514 (US$ 385 in cash and US$ 129 in tax credits) related to a definitive ruling at the administrative stage with respect to a Tax Deficiency Notice issued by the Brazilian Federal Tax Authorities. The notice is related to the tax on financial operations (Imposto sobre operações financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries in 2008.

In addition, Joint Ordinance 1,064 (Portaria Conjunta RFB/PGFN 1.064) issued on July 30, 2015 by the Brazilian Federal Tax Authorities and by the Brazilian Federal Tax Attorney General's Office, and Normative Instruction 1,576/15 (Instrução Normativa RFB 1.576/15) issued by the Brazilian Federal Tax Authorities, both published on August 3, 2015, provide taxpayers that participated in the 2014 tax amnesty program (pursuant to Law 12,996/14), an opportunity for relief in connection with additional existing federal tax debts. The Company has decided to pay the Tax Deficiency Notices issued by the Brazilian Federal Tax Authorities related to the tax on financial operations (IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries in 2007, 2009 and 2010 and to pay its debts related to the IOF applicable to similar intercompany loans made in other periods, for which a Tax Deficiency Notice had not been issued (2011 and 2012), in the amount of US$ 909. The Company has also modified its procedures with respect to the payment of the IOF applicable to this kind of transaction.

As a result, the Company recognized other taxes expense of US$ 1,000 and finance expense of US$ 423 in the quarter ended June 30, 2015.

The Company is currently carrying out studies to evaluate the use of the relief provided by the tax amnesty program to pay additional contingent tax liabilities (related to Brazilian Federal taxes).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.2.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

a)             Changes in deferred income taxes

	Property, Plant & Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2014	(13,406)	(4,006)	1,984	(518)	409	4,811	575	1,343	32	(8,776)
Recognized in the statement of income for the year	(2,055)	3,917	401	(42)	182	2,965	(7)	(1,418)	(898)	3,045
Recognized in shareholders’ equity	−	−	1,949	(41)	−	(192)	−	−	1,351	3,067
Cumulative translation adjustment	1,814	302	(441)	86	(75)	(842)	(66)	68	(133)	713
Others	−	(3)	(70)	(77)	10	(51)	1	−	116	(74)
Balance at December 31, 2014	(13,647)	210	3,823	(592)	526	6,691	503	(7)	468	(2,025)
Recognized in the statement of income for the period	(880)	(526)	51	14	31	824	72	8	(883)	(1,289)
Recognized in shareholders’ equity	−	67	2,446	(67)	−	(229)	−	−	311	2,528
Cumulative translation adjustment	2,005	158	(800)	90	(79)	(856)	(82)	(1)	(294)	141
Others	−	(99)	96	−	(1)	(4)	−	−	(4)	(12)
Balance at June 30, 2015	(12,522)	(190)	5,616	(555)	477	6,426	493	−	(402)	(657)

Deferred tax assets										1,006
Deferred tax liabilities										(3,031)
Balance at December 31, 2014										(2,025)

Deferred tax assets										931
Deferred tax liabilities										(1,588)
Balance at June 30, 2015										(657)
(*) Relates primarily to disposal of interests in investees or mergers.

The deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.3.   Brazilian Tax Law – Law 12,973

On May 14, 2014, Law 12,973 was enacted, establishing, among other matters, the repeal of the Transition Tax Regime (Regime Tributário de Transição - RTT) established by Law 11,941 enacted on May 27, 2009.

Regulation for this law was established by Normative Instruction 1,515, issued on November 24, 2014 and by Normative Instruction 1,520, issued on  December 4, 2014, both issued by the Federal Revenue Secretariat of Brazil (Secretaria da Receita Federal do Brasil).

Management decided to adopt articles 1, 2 and 4 to 70 of Law 12,973/2014, with respect to the adoption of the new tax regime (repealing RTT), beginning in 2015.

20.3.1.   Brazilian income taxes on income of companies incorporated outside Brazil

As of June 30, 2015 the Company has recognized additional income taxes expenses of US$ 357 related to Brazilian income taxes on income of companies incorporated outside Brazil in the first half of 2015, as set out in the amended Brazilian Tax Law.

20.4.   Reconciliation between statutory tax rate and effective tax expense rate

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Jan-Jun/2015	Jan-Jun/2014
Income before income taxes	3,802	6,738
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(1,293)	(2,291)
Adjustments to arrive at the effective tax rate:
· Different jurisdictional tax rates for companies abroad	399	448
· Tax incentives	4	27
· Tax loss carryforwards (unrecognized tax losses)	(145)	(14)
· Non taxable income (deductible expenses), net (*)	(510)	(176)
· Tax credits of companies abroad in the exploration stage	−	(1)
. Brazilian income taxes on income of companies incorporated outside Brazil	(357)	−
· Others	(24)	44
Income taxes benefit (expense)	(1,926)	(1,963)
Deferred income taxes	(1,289)	(1,014)
Current income taxes	(637)	(949)
	(1,926)	(1,963)
Effective tax rate	50.7%	29.1%

(*) Includes the principal portion of the IOF tax contingency, as set out in note 20.1 (only the interest and inflation indexation portions are deductible) and share of earnings in equity-accounted investees.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.        Employee benefits (Post-Employment)

21.1.   Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and for certain of its international subsidiaries, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents.

Changes in the pension and medical benefits to employees are set out below:

	Petros Plan		Medical Plan
	Petros	Petros 2	AMS	Other plans	Total
Balance at December 31, 2013	5,342	121	6,999	111	12,573
(+) Remeasurement effects recognized in OCI	3,264	143	2,538	2	5,947
(+) Costs incurred in the year	794	49	1,155	24	2,022
(-) Contributions paid	(245)	−	(396)	(7)	(648)
(-) Payments related to the Term of Financial Commitment (TFC)	(203)	−	−	−	(203)
Others	1	−	−	(13)	(12)
Cumulative translation adjustment	(1,079)	(26)	(1,277)	(10)	(2,392)
Balance at December 31, 2014	7,874	287	9,019	107	17,287
Current	440	−	354	2	796
Non-Current	7,434	287	8,665	105	16,491
	7,874	287	9,019	107	17,287
(+)Costs incurred in the period	489	42	591	14	1,136
(-) Contributions paid	(97)	−	(186)	(6)	(289)
(-) Payments related to the Term of Financial Commitment (TFC)	(88)	−	−	−	(88)
Others	−	−	−	9	9
Cumulative translation adjustment	(1,148)	(43)	(1,315)	(19)	(2,525)
Balance at June 30, 2015	7,030	286	8,109	105	15,530
Current	375	−	304	1	680
Non-Current	6,655	286	7,805	104	14,850
	7,030	286	8,109	105	15,530

Pension and medical benefit expenses recognized in the statement of income are set out below:

	Jan-Jun/2015
	Pension Plan		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Current service cost	46	25	74	6	151
Interest cost over net liabilities / (assets)	443	17	517	8	985
Net costs for the period Jan-Jun/2015	489	42	591	14	1,136
Related to active employees:
Included in the cost of sales	146	23	141	1	311
Operating expenses	73	17	85	12	187
Related to retired employees	270	2	365	1	638
Net costs for the period Jan-Jun/2015	489	42	591	14	1,136
Net costs for the period Jan-Jun/2014	356	24	592	11	983

As of June 30, 2015, the Company had the balance of crude oil and oil products of US$ 2,098 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 (US$ 2,316 as of December 31, 2014).

In the first half of 2015 the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 145 ( US$ 163 in the first half of 2014).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.2.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management (maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed - excluding NGL - in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule).

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees.

Pursuant to the amended rules, in the event the Company records a net loss for the period, profit sharing benefit will be one half of the benefit paid in the prior year in addition to half a month’s salary for each employee.

Profit sharing benefits for the first half of 2015

Based on the consolidated result of the corporate indicators for the first half of 2015, a 6.1875% distribution was applied to the net income expressed in reais and the Company recognized a profit sharing expense of US$ 126.

21.3.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

On March 31, 2014 the Company recognized in other expenses in the statement of income a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

As of June 30, 2015, 6,038 separations and 589 cancellations of requests were made for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Balance as of December 31, 2014	390
Revision of provision	27
Separations in the period	(156)
Cumulative translation adjustment	(54)
Balance as of June 30, 2015	207
Current	128
Non-current	79

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.        Shareholders’ equity

22.1.   Share capital (net of share issuance costs)

As of June 30, 2015 subscribed and fully paid share capital was US$ 107,380 and share issuance costs were US$ 279 (US$ 107,380 and US$ 279 as of December 31, 2014), represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.   Earnings per Share

	Jan-Jun/2015	Jan-Jun/2014
Net income (loss) attributable to shareholders of Petrobras	2,033	4,505
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.16	0.35

23.        Sales revenues

	Jan-Jun/2015	Jan-Jun/2014
Gross sales	65,124	86,409
Sales taxes	(13,136)	(15,005)
Sales revenues (*)	51,988	71,404
Diesel	16,391	20,840
Automotive gasoline	8,790	11,821
Fuel oil (including bunker fuel)	1,408	2,100
Naphtha	1,431	3,026
Liquefied petroleum gas	1,515	1,841
Jet fuel	1,796	2,858
Other oil products	1,924	2,922
Subtotal oil products	33,255	45,408
Natural gas	3,215	3,973
Ethanol, nitrogen products, renewables and other non-oil products	1,947	1,819
Electricity, services and others	2,731	4,074
Total domestic market	41,148	55,274
Exports	5,080	6,430
International sales (**)	5,760	9,700
Sales revenues (*)	51,988	71,404

(*) Analysis of sales revenues by business segment is set out in note 28.
(**) Sales revenues from operations outside of Brazil, other than exports.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24.        Other expenses, net

	Jan-Jun/ 2015	Jan-Jun/ 2014
Pension and medical benefits - retirees	(638)	(481)
Unscheduled stoppages and pre-operating expenses	(603)	(528)
Impairment (losses) / reversals	(419)	6
Legal, administrative and arbitration proceedings	(260)	(342)
Institutional relations and cultural projects	(243)	(383)
Health, safety and environment	(51)	(74)
Voluntary Separation Incentive Plan - PIDV	(27)	(1,005)
E&P areas returned and cancelled projects	(20)	(222)
Government grants	6	77
Reimbursements from E&P partnership operations	160	167
Gains / (losses) on disposal/write-offs of assets	91	347
Amounts recovered – “overpayments incorrectly capitalized”	51	−
Others (*)	17	(47)
	(1,936)	(2,485)

(*) Includes US$ 164 in 2014 with respect to additional profit sharing benefits for 2013, as set out on note 22.7 of the Company's consolidated financial statements for the year ended December 31, 2014.

The Company has classified inventory write-downs to net realizable value as cost of sales (previously classified as other expenses, net), as it believes it is the best presentation, consistent with market practices. US$ 211 were reclassified in Jan-Jun/2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

25.        Costs and Expenses by nature

	Jan-Jun/2015	Jan-Jun/2014
Raw material / products for resale	(17,499)	(32,807)
Materials, freight, rent, third-party services and other related costs	(9,809)	(10,208)
Depreciation, depletion and amortization	(5,913)	(6,471)
Employee compensation	(5,167)	(6,983)
Production taxes	(3,530)	(7,151)
Unscheduled stoppages and pre-operating expenses	(603)	(528)
(Losses /Gains on legal, administrative and arbitration proceedings	(260)	(342)
Other taxes	(1,552)	(278)
Exploration expenditures written off (incl. dry wells and signature bonuses)	(555)	(1,117)
Institutional relations and cultural projects	(243)	(383)
Health, safety and environment	(51)	(74)
Impairment	(419)	6
E&P areas returned and cancelled projects	(20)	(222)
Amounts recovered – “overpayments incorrectly capitalized”	51	−
Gains / (losses) on disposal/write-offs of assets	91	347
Allowance for impairment of trade receivables	12	(93)
Changes in inventories	1,098	1,790
	(44,369)	(64,514)
In the Statement of income
Cost of sales	(35,841)	(54,858)
Selling expenses	(1,867)	(2,397)
General and administrative expenses	(1,846)	(2,240)
Exploration costs	(805)	(1,454)
Research and development expenses	(396)	(520)
Other taxes	(1,552)	(278)
Other expenses, net	(1,936)	(2,485)
Profit sharing	(126)	(282)
	(44,369)	(64,514)

26.        Net finance income (expense)

	Jan-Jun/2015	Jan-Jun/2014
Foreign exchange gains/(losses) and inflation indexation charges on debt (*)	(1,564)	209
Debt interest and charges	(3,316)	(3,286)
Income from investments and marketable securities	320	524
Financial result on net debt	(4,560)	(2,553)
Capitalized borrowing costs	923	1,886
Gains (losses) on derivatives, net	(94)	(17)
Interest income from marketable securities	25	32
Other finance expense and income, net	(487)	(154)
Other foreign exchange gains/(losses) and indexation charges, net	261	311
Finance income (expenses), net	(3,932)	(495)
Income	456	781
Expenses	(3,099)	(1,788)
Foreign exchange gains/ (losses) and inflation indexation charges, net	(1,289)	512
	(3,932)	(495)

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.        Supplemental information on statement of cash flows

	Jan-Jun/2015	Jan-Jun/2014

Additional information on cash flows:
Amounts paid/received during the year:
Income taxes paid	398	488
Withholding income tax paid on behalf of third-parties	613	1,149

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	58	4
Recognition (reversal) of provision for decommissioning costs	(18)	(21)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.        Segment Information

Consolidated assets by Business Area - 06.30.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	6,414	13,410	3,458	58	2,918	2,075	27,396	(4,036)	51,693
Non-current assets	135,030	47,873	21,463	787	3,682	10,581	6,864	(1,011)	225,269
Long-term receivables	6,382	3,297	1,689	3	1,487	1,719	4,504	(957)	18,124
Investments	192	1,427	462	610	17	2,207	109	−	5,024
Property, plant and equipment	125,976	42,946	19,034	174	1,981	6,163	2,032	(54)	198,252
Operating assets	91,302	35,557	15,441	160	1,647	5,066	1,802	(54)	150,921
Under construction	34,674	7,389	3,593	14	334	1,097	230	−	47,331
Intangible assets	2,480	203	278	−	197	492	219	−	3,869
Total Assets	141,444	61,283	24,921	845	6,600	12,656	34,260	(5,047)	276,962

Consolidated assets by Business Area - 12.31.2014

Current assets	6,008	14,724	3,979	65	3,481	2,345	24,160	(3,930)	50,832
Non-current assets	145,516	55,314	24,388	1,044	3,740	10,664	8,225	(1,036)	247,855
Long-term receivables	6,729	3,605	1,411	3	1,211	1,848	5,029	(973)	18,863
Investments	200	1,807	524	836	15	2,226	145	−	5,753
Property, plant and equipment	135,671	49,662	22,126	205	2,284	6,058	2,787	(63)	218,730
Operating assets	99,313	40,940	17,868	189	1,730	3,716	2,094	(63)	165,787
Under construction	36,358	8,722	4,258	16	554	2,342	693	−	52,943
Intangible assets	2,916	240	327	−	230	532	264	−	4,509
Total Assets	151,524	70,038	28,367	1,109	7,221	13,009	32,385	(4,966)	298,687

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Jun/2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	19,341	38,541	7,045	105	16,105	4,666	−	(33,815)	51,988
Intersegments	19,089	13,059	1,109	99	310	149	−	(33,815)	−
Third parties	252	25,482	5,936	6	15,795	4,517	−	−	51,988
Cost of sales	(13,164)	(31,119)	(5,813)	(114)	(14,884)	(3,907)	−	33,160	(35,841)
Gross profit (loss)	6,177	7,422	1,232	(9)	1,221	759	−	(655)	16,147
Income (expenses)	(1,673)	(1,562)	(633)	(26)	(823)	(386)	(3,415)	116	(8,402)
Selling, general and administrative	(243)	(1,188)	(137)	(18)	(834)	(390)	(1,019)	116	(3,713)
Exploration costs	(761)	−	−	−	−	(44)	−	−	(805)
Research and development	(151)	(64)	(41)	(6)	−	(2)	(132)	−	(396)
Other taxes	(36)	(74)	(267)	−	(7)	(56)	(1,112)	−	(1,552)
Other expenses, net	(482)	(236)	(188)	(2)	18	106	(1,152)	−	(1,936)
Income / (loss) before financial results, profit sharing and income taxes	4,504	5,860	599	(35)	398	373	(3,415)	(539)	7,745
Net finance income (expense)	−	−	−	−	−	−	(3,932)	−	(3,932)
Share of earnings in equity-accounted investments	(60)	162	57	(91)	1	47	(1)	−	115
Profit sharing	(25)	(64)	(4)	−	(15)	(1)	(17)	−	(126)
Income / (loss) before income taxes	4,419	5,958	652	(126)	384	419	(7,365)	(539)	3,802
Income taxes	(1,524)	(1,970)	(202)	13	(131)	(61)	1,766	183	(1,926)
Net income (loss)	2,895	3,988	450	(113)	253	358	(5,599)	(356)	1,876
Net income attributable to:
Shareholders of Petrobras	2,897	3,988	400	(113)	253	300	(5,336)	(356)	2,033
Non-controlling interests	(2)	−	50	−	−	58	(263)	−	(157)
	2,895	3,988	450	(113)	253	358	(5,599)	(356)	1,876

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Jun/2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	34,359	56,264	8,692	113	20,647	7,409	−	(56,080)	71,404
Intersegments	34,150	19,987	769	98	578	498	−	(56,080)	−
Third parties	209	36,277	7,923	15	20,069	6,911	−	−	71,404
Cost of sales	(17,246)	(60,080)	(7,506)	(139)	(18,961)	(6,541)	−	55,615	(54,858)
Gross profit (loss)	17,113	(3,816)	1,186	(26)	1,686	868	−	(465)	16,546
Income (expenses)	(2,858)	(1,977)	(559)	(34)	(1,034)	(383)	(2,639)	110	(9,374)
Selling, general and administrative	(193)	(1,505)	(633)	(25)	(970)	(372)	(1,051)	112	(4,637)
Exploration costs	(1,367)	−	−	−	−	(87)	−	−	(1,454)
Research and development	(270)	(85)	(41)	(7)	−	−	(117)	−	(520)
Other taxes	(22)	(50)	(45)	−	(8)	(48)	(105)	−	(278)
Other expenses, net	(1,006)	(337)	160	(2)	(56)	124	(1,366)	(2)	(2,485)
Income / (loss) before financial results, profit sharing and income taxes	14,255	(5,793)	627	(60)	652	485	(2,639)	(355)	7,172
Net finance income (expense)	−	−	−	−	−	−	(495)	−	(495)
Share of earnings in equity-accounted investments	(1)	97	141	(21)	−	124	3	−	343
Profit sharing	(96)	(79)	(11)	−	(20)	(6)	(70)	−	(282)
Income / (loss) before income taxes	14,158	(5,775)	757	(81)	632	603	(3,201)	(355)	6,738
Income taxes	(4,814)	1,996	(210)	20	(215)	(63)	1,201	122	(1,963)
Net income (loss)	9,344	(3,779)	547	(61)	417	540	(2,000)	(233)	4,775
Net income attributable to:
Shareholders of Petrobras	9,346	(3,776)	533	(61)	417	495	(2,216)	(233)	4,505
Non-controlling interests	(2)	(3)	14	−	−	45	216	−	270
	9,344	(3,779)	547	(61)	417	540	(2,000)	(233)	4,775

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Statement of Income - breakdown of International Business Area
	Jan-Jun/2015
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Statement of income
Sales revenues	968	2,322	243	2,165	3	(1,035)	4,666
Intersegments	493	670	17	1	3	(1,035)	149
Third parties	475	1,652	226	2,164	−	−	4,517
Income before financial results, profit sharing and income taxes	303	82	23	51	(101)	15	373
Net income (loss) attributable to shareholders of Petrobras	297	67	43	44	(166)	15	300
	Jan-Jun/2014
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Statement of income
Sales revenues	1,653	3,992	244	2,560	9	(1,049)	7,409
Intersegments	702	820	17	1	7	(1,049)	498
Third parties	951	3,172	227	2,559	2	−	6,911
Income before financial results, profit sharing and income taxes	422	76	42	76	(116)	(15)	485
Net income (loss) attributable to shareholders of Petrobras	469	85	56	72	(172)	(15)	495
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Total assets - breakdown of International Business Area
As of 06.30.2015	9,527	1,731	448	871	1,111	(1,032)	12,656
As of 12.31.2014	9,623	1,861	472	940	1,230	(1,117)	13,009

As an outcome of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer, the Company has recently approved the organizational structure adjustments in other business areas to allocate the international activities to other business segments. Considering the necessary steps to integrate the management of those activities, the Company has maintained the presentation of the results of international activities as a separate component.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

29.        Provisions for legal proceedings

29.1.   Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings, are set out below:

	06.30.2015	12.31.2014
Non-current liabilities
Labor claims	636	717
Tax claims	111	104
Civil claims	642	666
Environmental claims	37	40
Other claims	7	13
	1,433	1,540

	06.30.2015	12.31.2014
Opening Balance	1,540	1,246
New provisions, net	225	766
Payments made	(10)	(314)
Accruals and charges	41	66
Others	(124)	(8)
Cumulative translation adjustment	(239)	(216)
Closing Balance	1,433	1,540

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	06.30.2015	12.31.2014
Labor	856	928
Tax	1,272	1,006
Civil	724	663
Environmental	72	80
Others	7	5
	2,931	2,682

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized as liabilities in the financial statements but are disclosed, unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings as of June 30, 2015 for which the likelihood of loss is considered to be possible are set out in the table below.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Estimate
Tax	31,212
Civil - General	4,059
Labor	4,362
Civil - Environmental	1,629
Others	1
41,263

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) for which the likelihood of loss is considered to be possible are set out in the table below.

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Failure to withhold and pay income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages.	7,024
2) Deduction from taxable income of profits of subsidiaries and associates domiciled abroad from 2005 to 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,265
3) Failure to withhold and pay income tax (IRRF) on remittances for payment of crude oil imports.
Current status: Awaiting the hearing of an appeal at the administrative and judicial level.	1,874
4) Deduction from taxable income of expenses from Petros Plan renegotiation and penalties.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,652
5) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of development costs.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,572
6) Tax credits applied were disallowed due to failure to comply with an ancillary tax obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,278
7) Failure to pay social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	732
8) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of various employee benefits and pension benefits (PETROS) expenses in 2007 and 2008.
Current status: This claim is being disputed at the administrative level, involving administrative proceedings.	661

9) Failure to pay Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in different administrative and judicial stages.	553
Plaintiff: State of São Paulo Finance Department

10) Dispute over VAT (ICMS) levied on a drilling rig import – temporary admission in the state of São Paulo and clearance in the state of Rio de Janeiro and related fines for breach of ancillary tax obligations.

Current status: This claim involves lawsuits in administrative and judicial stages.	1,586
Plaintiff: States of PR, AM, BA, DF, ES, PA, PE and RJ Finance Departments
11) Dispute over VAT (ICMS) levied on crude oil and natural gas sales attributable to alleged differences in initial inventory and final inventory.
Current status: This claim involves lawsuits in different administrative and judicial levels.	537
Plaintiff: State of Rio de Janeiro Finance Department
12) VAT (ICMS) levied on dispatch of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,176
13) Dispute over VAT (ICMS) levied on jet fuel sales, as Decree 36,454/2004 was declared unconstitutional.
Current status: Awaiting the hearing of an appeal at the administrative level.	634
14) Alleged failure to write-down VAT (ICMS) credits related to tax-free or non-taxable sales made by the Company's customers.
Current status: Two Tax Deficiency Notices have been issued and are being disputed at the administrative level, but have not yet been judged.	470
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória.

15) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo. Petrobras withheld and paid these taxes to the municipalities where the respective service providers were established, in accordance with Complementary Law 116/03.

Current status: This claim involves lawsuits in administrative and judicial stages.	834
Plaintiff: States of SP, RS and SC Finance Departments
16) Three States challenged VAT (ICMS) paid to the State of MS on imports of natural gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	658
Plaintiff: States of Rio de Janeiro, São Paulo and Sergipe Finance Departments
17) VAT (ICMS) credits were allegedly applied improperly on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	344
Plaintiff: States of São Paulo, Ceará, Paraíba, Rio de Janeiro, Bahia and Pará Finance Departments
18) Alleged failure to pay VAT (ICMS) and allegedly improper use of ICMS credits on exports, internal consumption and similar transactions involving bunker fuel.
Current status: This claim involves lawsuits in different administrative and judicial stages.	384
19) Other tax matters	4,978
Total tax matters	31,212

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Legal and administrative disputes on differences in special participation charges and royalties paid in several oil fields. In addition, the Brazilian Oil, Natural Gas and Biofuels Agency (ANP) is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages.	1,146

2) ANP required Petrobras to pay special participation charges (government take) in Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu in the Parque das Baleias complex located in Campos Basin as a single (unitized) oil field.

Current status: The claim is being disputed at the judicial stage, in which the Court of Arbitration has preliminarily ruled in favor of the plaintiff and determined that the Company pay the alleged differences. The Company filed an appeal and a request to cease the effects of the Court of Arbitration ruling.	752
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
3) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil products (Diesel and LPG) sales in the domestic market.
Current status: This claim is in judicial stage and was ruled for the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices anti-competitive.	475
4) Other civil matters	1,686
Total for civil matters	4,059

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná
AMAR - Associação de Defesa do Meio Ambiente de Araucária and IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	748
2) Other environmental matters	881
Total for environmental matters	1,629

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of Espírito Santo, Rio de Janeiro, Bahia, Minas Gerais and São Paulo.
1) Class actions requiring a review of how the minimum compensation based on the employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is computed.
Current status: The Company filed with the Superior Labor Court a law suit seeking an interpretation of the clause of the collective bargaining agreement that is being questioned before the Labor Courts.	1,069
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro of the state of Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The Company has appealed a decision with respect to the claim filed by Sindipetro/BA and awaits judgment by the Superior Labor Court. The Company has filed an appeal in the Superior Labor Court to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	389
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3)The plaintiff claims Petrobras to pay overtime for standby work time exceeding 12-hours per day. It also claims that Petrobras must respect a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	340
4) Other labor matters	2,564
Total for labor matters	4,362

29.2.   Class actions and other related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Litigation”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint on March 27, 2015 that purports to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired the 2012 Notes pursuant to the 2009 Registration Statement, or the 2013 Notes or 2014 Notes pursuant to the 2012 Registration Statement during the Class Period, and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The consolidated amended complaint alleges, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, PGF and underwriters of notes issued by the Company filed a motion to dismiss.

On July 9, 2015, the judge presiding the class actions ruled on the Motion to Dismiss, partially granting the Company's motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s Bylaws. The judge rejected other arguments presented in the Motion to Dismiss and, as a result, the class action will continue with respect to other claims alleged by the lead plaintiff.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

On July 20, 2015, the judge responsible for the class action issued an order that, among other things, provided for the trial in the class action to begin no later than August 1, 2016.

In addition, to date, eleven lawsuits have been filed by individual investors in the SDNY consisting of allegations similar to those in the consolidated amended complaint.

The plaintiffs have not specified an amount of alleged damages in the class action or the additional individual actions. Because these actions are in their early stages, the possible loss or range of loss arising from the litigation cannot be estimated with reliability. The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,088 of which US$ 1,600 were still in force at June 30, 2015, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to US$ 1,309 and bank guarantees of US$ 291.

31.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. It manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy is to support the achievement of the Company’s strategic goals through an adequate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

A summary of the positions held by the Company and recognized in other current assets and liabilities as of June 30, 2015, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Derivatives not designated for hedge accounting
Future contracts - total (*)	(20,794)	(4,314)	49	70
Long position/Crude oil and oil products	73,835	84,544	−	−	2015
Short position/Crude oil and oil products	(94,629)	(88,858)	−	−	2015
Options - total (*)	4,300	(594)	7	0.7
Call/Crude oil and oil products	−	(364)	−	(0.4)	2015
Put/Crude oil and oil products	4,300	(230)	7	1.1	2015
Forward contracts - total			1	2
Long position/Foreign currency forwards (ARS/USD)	USD 0	USD 10	−	(1)	2015
Short position/Foreign currency forwards (BRL/USD)	USD 11	USD 249	1	3	2015
Swap
Interest – Euribor / Fixed rate	EUR 3	EUR 5	−	−	2015

Derivatives designated for hedge accounting
Swap - total			(46)	(42)
Foreign currency / Cross-currency Swap	USD 298	USD 298	(25)	(22)	2016
Interest – Libor / Fixed rate	USD 408	USD 419	(21)	(20)	2020

Total recognized in the Statement of Financial Position			11	30.7
(*) Notional value in thousands of bbl

	Gains (losses) recognized in the statement of income (*)		Gains (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Jun/2015	Jan-Jun/2014	Jan-Jun/2015	Jan-Jun/2014	06.30.2015	12.31.2014
Commodity derivatives	(103)	(9)	−	−	40	6
Foreign currency derivatives	13	(8)	3	5	−	−
Interest rate derivatives	(4)	−	(1)	(1)	−	−
Embedded derivative - ethanol	−	−	−	−	−	−
	(94)	(17)	2	4	40	6
Cash flow hedge on exports (***)	(779)	(334)	(7,364)	3,274	−	−
	(873)	(351)	(7,362)	3,278	40	6

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of June 30, 2015 is set out following:

Financial Instruments	Risk	Probable Scenario*	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	49	(160)	(368)
Forward contracts	Foreign currency - depreciation R$ x USD	−	2	3
Forward contracts	Foreign currency - appreciation argentine peso x USD	−	−	−
Swap	Interest - Euribor decrease	−	−	−
Options	Crude oil and oil products - price changes	7	1	−
		56	(157)	(365)
Derivatives designated for hedge accounting
Swap		(7)	(59)	(98)
Debt	Foreign currency - appreciation JPY x USD	7	59	98
Net effect		−	−	−

Swap		5	(1)	(2)
Debt	Interest - LIBOR increase	(5)	1	2
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 2.49% depreciation of the Real; Japanese Yen x U.S. Dollar - a 2.35% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 3.41% depreciation of the Peso; LIBOR Forward Curve - a 0.32% increase throughout the curve; EURIBOR Forward Curve - a 0.12% increase throughout the curve.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not usually use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)             Cash Flow Hedge involving the Company’s highly probable future exports

The Company designates hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its U.S. dollar denominated exports and to properly recognize that hedge in its financial statements.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 7.42 years).

The principal amounts, the fair value as of June 30, 2015, and a schedule of the expected reclassifications to statement of income of the balance of losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income based on a USD1.00 / R$ 3.1026 exchange rate, are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of June 30, 2015 (R$ million)
Non-Derivative Financial Instruments (debt: principal and interest)	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2015 to November 2024	55,899	173,432

Changes in the amounts of principal and interest (in US$ million)
Amounts designated as of December 31, 2014	50,858
New hedging instruments designated	8,502
Exports affecting profit or loss	(2,725)
Principal repayments / amortization	(736)
Amounts designated as of June 30, 2015	55,899

A schedule of the timing of the losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income as of June 30, 2015 is set out below:

	Consolidated
	06.30.2015
	2015	2016	2017	2018	2019	2020	2021	2022	2023 and 2024	Total
Expected reclassification	(990)	(2,067)	(2,366)	(2,349)	(2,072)	(1,647)	(1,486)	(1,577)	(690)	(15,244)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 06.30.2015	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	2,965		74	741	1,482
Liabilities	(62,807)	Dollar/Real	(1,567)	(15,702)	(31,404)
Cash flow hedge on exports	55,899		1,395	13,975	27,949
	(3,943)		(98)	(986)	(1,973)
Liabilities (**)	(593)	Yen/Dollar	14	(148)	(297)
Assets	11	Euro/Real	−	3	6
Liabilities	(2,320)		39	(580)	(1,160)
	(2,309)		39	(577)	(1,154)
Assets	6,125	Euro/Dollar	(249)	1,531	3,063
Liabilities	(12,477)		507	(3,119)	(6,239)
	(6,352)		258	(1,588)	(3,176)
Assets	6	Pound	−	2	3
Liabilities	(749)	Sterling/Real	7	(187)	(375)
	(743)		7	(185)	(372)
Assets	1,735	Pound	(58)	434	867
Liabilities	(3,793)	Sterling/Dollar	127	(948)	(1,896)
	(2,058)		69	(514)	(1,029)
Assets	204	Peso/Dollar	7	51	102
Liabilities	(649)		(22)	(162)	(325)
	(445)		(15)	(111)	(223)
	(16,443)		274	(4,109)	(8,224)

(*) On June 30, 2015, the probable scenario was computed based on the following risks: Real x Dollar – a 2.49% depreciation of the Real / Yen x Dollar – a 2.35% depreciation of the Yen / Peso x Dollar: a 3.41% depreciation of the Peso/ Euro x Dollar: a 4.06% depreciation of the Euro / Pound Sterling x Dollar: a 3.35% depreciation of the Pound Sterling/ Real x Euro - a 1.67% appreciation of the Real / Real x Pound Sterling - 0.94% appreciation of the Real. The probable scenario was determined based on the spot foreign exchange rates (PTAX selling rates) reported by Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

31.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31.4.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is very diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions, related to collaterals received, cash surplus invested and derivative financial instruments is spread among “investment grade” international banks rated by international rating agencies and highly-rated Brazilian banks.

31.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

This strategy is currently being achieved, for example, by seeking funding in the Asian banking market. The Company intends to use different funding sources (banking market, export credit agencies - ECAs and capital markets) in 2015 to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s 2015/2016 divestment program of US$ 15.1 billion will contribute to its funding needs.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

Maturity	2015	2016	2017	2018	2019	2020 and thereafter	Balance at June 30, 2015	Balance at December 31, 2014
	9,851	18,763	17,774	23,174	28,937	99,676	198,175	179,704

32.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are the same as or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1 inputs: are the most reliable evidence of fair value, quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2 inputs: are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3 inputs: are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	1,813	−	−	1,813
Commodity derivatives	56	−	−	56
Foreign currency derivatives	−	−	−	−
Balance at June 30, 2015	1,869	−	−	1,869
Balance at December 31, 2014	2,781.7	2	−	2,783.7

Liabilities
Foreign currency derivatives	−	(24)	−	(24)
Interest derivatives	−	(21)	−	(21)
Balance at June 30, 2015	−	(45)	−	(45)
Balance at December 31, 2014	−	(42)	−	(42)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of June 30, 2015, computed based on the prevailing market rates is set out in note 16.1.

33.        Information Related to Guaranteed Securities Issued by Subsidiaries

33.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

R33

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.